Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2022

TABLE OF CONTENTS
2022 SECOND QUARTER PERFORMANCE HIGHLIGHTS	2
ABOUT DENISON	2
RESULTS OF OPERATIONS	4
Wheeler River Project	6
LIQUIDITY AND CAPITAL RESOURCES	17
OUTLOOK FOR 2022	20
ADDITIONAL INFORMATION	21
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	22

This Management’s Discussion and Analysis (‘MD&A’) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, ‘Denison’ or the ‘Company’) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of August 4, 2022 and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the three and six months ended June 30, 2022. The unaudited interim condensed consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) including IAS 34, Interim Financial Reporting. Readers are also encouraged to consult the audited consolidated financial statements and MD&A for the year ended December 31, 2021. All dollar amounts in this MD&A are expressed in Canadian dollars, unless otherwise noted.

Additional information about Denison, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F is available through the Company’s filings with the securities regulatory authorities in Canada at www.sedar.com (‘SEDAR’) and the United States at www.sec.gov/edgar.shtml (‘EDGAR’).

MANAGEMENT’S DISCUSSION & ANALYSIS

2022 SECOND QUARTER PERFORMANCE HIGHLIGHTS

■
Completed the sale of 40,000 pounds of U3O8 from McClean Lake Joint Venture (‘MLJV’) production at a sales price of $74.65 (US$59.25) per pound U3O8.

In April 2022, Denison completed the sale of 40,000 pounds of U3O8, representing the Company’s share of production from the SABRE test mining program completed at the MLJV in 2021. The uranium was sold at a price of $74.65 (US$59.25) per pound U3O8.

■
Received approval to construct and operate the Phoenix Feasibility Field Test (‘FFT’)

In July 2022, Denison announced that it had received approval from the Province of Saskatchewan to prepare, construct, and operate the facilities required to carry out the In-Situ Recovery (‘ISR’) FFT planned for the Phoenix deposit (‘Phoenix’) at the Company's 95% owned Wheeler River Uranium Project (‘Wheeler River’ or ‘the Project’). The approval was granted by the Saskatchewan Minister of Environment and authorizes Denison to operate "pollutant control facilities" – which is typical for mining operations and allows for the management of material recovered from mineral extraction through to waste water treatment, discharge, and storage (as applicable). The approval followed the completion of a process involving the review of and consultation on the Company's permit application and supporting materials related to the FFT.

■
Achieved key milestone for Phoenix with completion of metallurgical test work to define Phoenix process plant components and confirmation of ability to produce Yellowcake

In August 2022, Denison announced the substantial completion of extensive metallurgical test work to define the mechanical components for the planned Phoenix processing plant (the ‘Phoenix Plant’), as part of the Feasibility Study (‘FS’) underway for Wheeler River. In addition, the metallurgical program has confirmed the ability to produce a yellowcake product that meets industry standard ASTM C967-13 specifications.

■
Executed agreements with Kineepik Métis Local #9 (‘KML’)

In June 2022, Denison announced that it has entered into a Participation and Funding Agreement with KML which expresses Denison's and KML's mutual commitment to the co-development of an agreement supporting the advancement of the ISR uranium mining operation proposed at Wheeler River. The Company also entered into an Exploration Agreement in respect of all of Denison’s exploration and evaluation activities within KML’s land and occupancy area. These agreements reflect Denison’s commitment to the principles set out in the Company’s Indigenous People’s Policy and advancing reconciliation through taking action.

ABOUT DENISON

Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces and territories. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American exchange under the symbol ‘DNN’.

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. A Pre-Feasibility Study (‘PFS’) was completed for Wheeler River in late 2018, considering the potential economic merit of developing Phoenix as an ISR operation and the Gryphon deposit as a conventional underground mining operation. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the MLJV, which includes several uranium deposits and the McClean Lake uranium mill, which is contracted to process the ore from the Cigar Lake mine under a toll milling agreement (see RESULTS OF OPERATIONS below for more details), plus a 25.17% interest in the Midwest Main and Midwest A deposits and a 67.01% interest in the Tthe Heldeth Túé (‘THT,’ formerly J Zone) and Huskie deposits on the Waterbury Lake property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill.

Through its 50% ownership of JCU (Canada) Exploration Company Limited (‘JCU’), Denison holds additional interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%) and Christie Lake (JCU, 34.4508%).

Denison’s exploration portfolio includes further interests in properties covering approximately 297,000 hectares in the Athabasca Basin region.

MANAGEMENT’S DISCUSSION & ANALYSIS

Denison is also engaged in post-closure mine care and maintenance services through its Closed Mines group (formerly Denison Environmental Services), which manages Denison's reclaimed mine sites in the Elliot Lake region and provides related services to certain third-party projects.

SELECTED QUARTERLY FINANCIAL INFORMATION

(in thousands)	As at June 30, 2022	As at December 31, 2021

Financial Position:
Cash and cash equivalents	$56,839	$63,998
Working capital(1)	$63,405	$76,785
Investments in uranium	$162,693	$133,114
Property, plant and equipment	$252,871	$254,462
Total assets	$523,777	$510,284
Total long-term liabilities(2)	$70,291	$97,242

(1)
Working capital is a non-IFRS financial measure and is calculated as the value of current assets less the value of current liabilities, excluding non-cash current liabilities (i.e., working capital at June 30, 2022 excludes $8,230,000 in non-cash current liabilities from the current portion of deferred revenue, warrants on investments, and share purchase warrant liabilities). At June 30, 2022, the Company’s working capital includes $9,536,000 in portfolio investment (December 31, 2021 – $14,437,000 in portfolio investments).
(2)
Predominantly comprised of the non-current portion of deferred revenue, non-current reclamation obligations, and deferred income tax liabilities.

	2022	2022	2021	2021
(in thousands, except for per share amounts)	Q2	Q1	Q4	Q3

Results of Operations:
Total revenues	$6,800	$4,125	$3,337	$9,541
Net earnings (loss)	$(16,147)	$42,623	$(2,648)	$32,866
Basic and diluted earnings (loss) per share	$(0.02)	$0.05	$(0.01)	$0.04

	2021	2021	2020	2020
(in thousands, except for per share amounts)	Q2	Q1	Q4	Q3

Results of Operations:
Total revenues	$4,626	$2,496	$4,094	$2,743
Net loss	$(2,357)	$(8,884)	$(3,095)	$(5,482)
Basic and diluted loss per share	$(0.00)	$(0.01)	$(0.01)	$(0.01)

Significant items causing variations in quarterly results

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The Company’s toll milling revenues fluctuate due to the timing of uranium processing at the McClean Lake mill, as well as changes to the estimated mineral resources of the Cigar Lake mine. Toll milling at McClean Lake was suspended during the first and beginning of the second quarters of 2021, due to the suspension of mining at the Cigar Lake mine as a result of the COVID-19 pandemic (‘COVID-19’). See RESULTS OF OPERATIONS below for further details.
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Revenues from the Closed Mines group fluctuate due to the timing of projects, which vary throughout the year in the normal course of business.
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In the third quarter of 2021, the Company’s management services agreement with Uranium Participation Corp. (‘UPC’) was terminated, resulting in a one-time termination fee payment of $5,848,000. After July 19, 2021, the Company ceased to earn management fee revenue from UPC.
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During the second quarter of 2022 the Company recognized non-recurring revenue from mineral sales. See RESULTS OF OPERATIONS below for more details.
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Operating expenses fluctuate due to the timing of projects at both the MLJV and the Closed Mines group, which vary throughout the year in the normal course of business.

MANAGEMENT’S DISCUSSION & ANALYSIS

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Exploration expenses are generally largest in the first and third quarters, due to the timing of the winter and summer exploration seasons in northern Saskatchewan. However, the 2021 summer exploration program commenced in mid-September and continued into the fourth quarter of 2021 due to the timing of the 2021 ISR field program.
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Other income and expense fluctuates due to changes in the fair value of the Company’s portfolio investments, share purchase warrants, and uranium investments, all of which are recorded at fair value through profit or loss and are subject to fluctuations in the underlying share / commodity price. The Company’s uranium investments and certain of its share purchase warrants are also subject to fluctuations in the US dollar to Canadian dollar exchange rate. The impact of fair value changes on the Company’s net earnings / loss was particularly significant in the third quarter of 2021, and the first and second quarters of 2022. See OTHER INCOME AND EXPENSES below for more details.
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The Company’s results are also impacted, from time to time, by other non-recurring events arising from its ongoing activities, as discussed below where applicable.

RESULTS OF OPERATIONS

REVENUES

McClean Lake Uranium Mill

McClean Lake is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. Denison holds a 22.5% ownership interest in the MLJV and its McClean Lake uranium mill, one of the world’s largest uranium processing facilities, which is contracted to process ore from the Cigar Lake mine under a toll milling agreement. The MLJV is a joint venture between Orano Canada Inc. (‘Orano Canada’) with a 77.5% interest and Denison with a 22.5% interest.

In February 2017, Denison closed an arrangement with Anglo Pacific Group PLC and one of its wholly owned subsidiaries (the ‘APG Arrangement’) under which Denison received an upfront payment of $43,500,000 in exchange for its right to receive future toll milling cash receipts from the MLJV under the current toll milling agreement with the Cigar Lake Joint Venture (‘CLJV’) from July 1, 2016 onwards. The APG Arrangement consists of certain contractual obligations of Denison to forward to APG the cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill, and as such, the upfront payment was accounted for as deferred revenue.

In response to the COVID-19 pandemic, the CLJV temporarily suspended production at the Cigar Lake mine from the end of March 2020 until September 2020, and then again from the end of December 2020 until April 2021. The MLJV temporarily suspended operations at the mill for the duration of the CLJV shutdowns. As noted above, Denison sold the toll milling revenue to be earned from the processing of the Cigar Lake ore pursuant to the APG Arrangement. While the temporary suspension of operations at the McClean Lake mill resulted in a decrease in revenue recognized by Denison, the impact was non-cash and was limited to a reduction in the drawdown of the Company’s deferred revenue balance.

During the three and six months ended June 30, 2022, the McClean Lake mill processed 5.4 million and 9.1 million pounds U3O8 for the CLJV, respectively (June 30, 2021 – 2.5 million and 2.5 million pounds U3O8) and recorded toll milling revenue of $1,505,000 and $3,976,000, respectively (June 30, 2021 – $582,000 and $719,000). The increase in toll milling revenue in the current three and six month periods, as compared to the prior year, is due to the temporary shutdown of the mill in 2021 in response to the COVID-19 pandemic. Additionally, a $1,444,000 non-cash cumulative accounting adjustment was recorded in the first quarter of 2022, which was predominantly driven by a change in the estimated timing of the milling of the Cigar Lake ore following an announcement from the operators of the Cigar Lake mine that mine production would be reduced from previous planned amounts of 18 million pounds U3O8 per year to 15 million pounds U3O8 per year in 2022 and 2023, and then to 13.5 million pounds U3O8 per year thereafter. Under IFRS 15, Revenue from Contracts with Customers, the change in the estimated timing of the toll milling of the CLJV ores resulted in an increase to the implied financing component of the toll milling transaction, thus increasing the total deferred revenue to be recognized over the life of the toll milling contract as well as the deferred revenue drawdown rate. The updated drawdown rate was applied retrospectively to all pounds produced for the CLJV since the inception of the APG arrangement in July 2016, resulting in the period true-up recorded in the first quarter of 2022.

During the three and six months ended June 30, 2022, the Company also recorded accretion expense of $739,000 and $1,181,000, respectively, on the toll milling deferred revenue balance (June 30, 2021 – $790,000 and $1,544,000). The annual accretion expense will decrease over the life of the agreement, as the deferred revenue liability decreases over time.

MANAGEMENT’S DISCUSSION & ANALYSIS

Mineral Sales

Mineral sales revenue for the three and six months ended June 30, 2022 was $2,986,000 and $2,986,000 (June 30, 2021 - $nil and $nil). Mineral sales revenue earned in the second quarter of 2022 was from the sale of 40,000 pounds U3O8 from inventory at an average price of $74.65 (US$59.25) per pound. The inventory sold in the second quarter of 2022 was from the Company’s share of production from the SABRE test mining program completed at McClean Lake in 2021.

Closed Mine Services

Post-closure mine care and maintenance services are provided through Denison’s Closed Mines group, which has provided long-term care and maintenance for closed mine sites since 1997. With offices in Ontario and Quebec, the Closed Mines group manages Denison’s Elliot Lake reclamation projects and provides related services for certain third-party projects.

Revenue from Closed Mines services during the three and six months ended June 30, 2022 was $2,309,000 and $3,963,000 (June 30, 2021 – $2,566,000 and $4,310,000). The decrease in revenue in the three and six months ended June 30, 2021, as compared to the prior period, was due to one customer contract that was not renewed for 2022.

Management Services Agreement with UPC

Prior to July 19, 2021, Denison provided general administrative and management services to UPC, for which Denison earned management fees and commissions on the purchase and sale of uranium holdings. In April 2021, UPC announced that it had entered into an agreement with Sprott Asset Management LP (‘Sprott’) to convert UPC into the Sprott Physical Uranium Trust. This transaction closed on July 19, 2021, and the management services agreement (‘MSA’) between Denison and UPC was terminated. Accordingly, the Company had no revenue from UPC during the three and six months ended June 30, 2022 (June 30, 2021 - $1,478,000 and $2,093,000).

OPERATING EXPENSES

Mining

Operating expenses of the mining segment include depreciation and development costs, as well as cost of sales related to the sale of uranium.

Operating expenses in the three and six months ended June 30, 2022 were $1,779,000 and $2,521,000, respectively (June 30, 2021 – $1,353,000 and $1,648,000), including depreciation expense relating to the McClean Lake mill of $929,000 and $1,553,000 (June 30, 2021 - $429,000 and $429,000), as a result of processing approximately 5.4 million and 9.1 million pounds U3O8, respectively, for the CLJV (June 30, 2021 – 2.5 million and 2.5 million pounds). Operating expenses also included development and other operating costs related to the MLJV of $831,000 and $932,000 (June 30, 2021 – $924,000 and $1,219,000), including $444,000 in cost of sales, selling expenses of $34,000, and sales royalties and resource surcharges of $216,000 related to the sale of 40,000 pounds of U3O8.

Closed Mines Services

Operating expenses during the three and six months ended June 30, 2022 totaled $1,875,000 and $3,531,000 respectively (June 30, 2021 - $2,338,000 and $3,931,000). The expenses relate primarily to care and maintenance services provided to clients, and include labour and other costs. The decrease in operating expenses in the current periods, as compared to the prior year, is predominantly due to one customer contract which was not renewed for 2022.

MINERAL PROPERTY EVALUATION

During the three and six months ended June 30, 2022, Denison’s share of evaluation expenditures was $6,616,000 and $11,081,000 (June 30, 2021 - $6,381,000 and $9,142,000). The increase in evaluation expenditures, compared to the prior period, was due to an increase in Wheeler River evaluation activities, including the 2022 ISR field program, the advancement of the FS, and the purchase of supplies and equipment to support the FFT. The following table summarizes the evaluation activities completed during the first half of 2022.

MANAGEMENT’S DISCUSSION & ANALYSIS

PROJECT EVALUATION ACTIVITIES
Property	Denison’s ownership(1)	Evaluation drilling(2)	Other activities
Wheeler River	95%	4,176.6 metres (9 PQ Wells)	ISR field testing, engineering, FS, metallurgical testing, environmental and sustainability activities
		5,523 m (14 holes)
Notes:
(1) The Company’s effective ownership interest as at June 30, 2022, including the indirect 5% ownership interest held through JCU.
(2) Evaluation drilling includes diamond drilling of new PQ-diameter drill holes for the purposes of further evaluation of the ISR mining conditions at Phoenix. Amounts include total evaluation metres drilled in completed holes, and total number of holes completed.

Wheeler River Project

A PFS was completed for Wheeler River in late 2018, considering the potential economic merit of developing the Phoenix deposit as an ISR operation and the Gryphon deposit as a conventional underground mining operation.

Further details regarding Wheeler River, including the estimated mineral reserves and resources, are provided in the Technical Report for the Wheeler River project titled ‘Pre-feasibility Study Report for the Wheeler River Uranium Project, Saskatchewan, Canada’ with an effective date of September 24, 2018 (‘PFS Technical Report’). A copy of the PFS Technical Report is available on Denison’s website and under its profile on each of SEDAR and EDGAR.

Given the social, financial and market disruptions experienced from the onset of the COVID-19 pandemic in early 2020, Denison temporarily suspended certain activities at Wheeler River, including programs on the critical path to achieving the project development schedule outlined in the PFS such as the Environmental Assessment (‘EA’) program. While activities resumed in early 2021, the Company is not currently able to estimate the impact to the project development schedule outlined in the PFS, and users are cautioned that the estimates provided therein regarding the start of pre-production activities in 2021 and first production in 2024 should not be relied upon.

The location of the Wheeler River property, the Phoenix and Gryphon deposits, as well as existing and proposed infrastructure outlined in the PFS, is shown on the map provided below.

MANAGEMENT’S DISCUSSION & ANALYSIS

Evaluation Program

Denison’s 2022 evaluation plans for Wheeler River reflect an ambitious program designed to further de-risk the technical elements of the Phoenix ISR project ahead of the completion of the FS initiated for the project in late 2021. Activities planned for 2022 include (1) completing additional field programs (‘2022 Field Program’) and the FFT, as well as (2) advancing the completion of the FS, (3) completing various environmental assessment scopes and submitting a draft Environmental Impact Statement (‘EIS’) to applicable regulators, (4) initiating activities required to license and permit construction of the proposed Phoenix ISR operation, and (5) advancing Impact Benefit Agreement (‘IBA’) negotiations with interested parties.

During the three and six months ended June 30, 2022, Denison’s share of evaluation costs at Wheeler River was $7,074,000 and $11,528,000 (June 30, 2021 – $6,882,000 and $9,560,000).

Engineering Activities

Efforts in support of the 2022 Field Program continued into the second quarter. To date, the 2022 Field Program involved the following components:

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Successful Installation of nine PQ test wells in multiple three-spot test-patterns:

The test wells were successfully installed in three discrete three-spot clusters located in planned mining Phases 1, 2 and 4 of the Phoenix deposit (the ‘Three-Spot Test Patterns’). Each Three-Spot Test Pattern will be used to further evaluate the ISR mining conditions within additional areas / phases of the deposit that have not been previously evaluated. These evaluations have recently commenced and are expected to be incorporated into detailed mine planning efforts as part of the ongoing FS for the Project.

MANAGEMENT’S DISCUSSION & ANALYSIS

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Extensive Hydrogeologic Testing:

Following the successful installation of the nine additional PQ wells, extensive hydrogeologic test work commenced, and is ongoing at the end of second quarter. To date, well development and short-term injection testing has been completed on the nine additional PQ wells, as well as the five Commercial Scale Wells (‘CSWs’) installed in 2021 in order to facilitate further detailed test work. The remaining test work, comprised of injection, pump and packer tests, expected to be completed in the third quarter, are intended to further define the hydrogeological units within the ore zone, as well as the sweep efficiency of the deposit. These tests are expected to provide a more complete understanding of the hydrogeological characteristics throughout Phase 1, 2 and 4 and are expected to support the design and execution of the FFT, which is discussed in more detail below.

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Completion of Substantial Borehole Geophysics Program:

During the second quarter of 2022, the Company completed detailed borehole geophysical testing, including hydrophysics, cross-hole seismic and standard geophysical surveys. The test work was successfully conducted within the Three-Spot Test Patterns and the five CSWs. The results of this test work are being evaluated to determine the vertical and horizontal flow profile of the deposit for incorporation into the mine planning associated with the ongoing FS.

During the second quarter, 2022 Field Program activities also included the removal, and disposal at a licensed facility, of mineralized cuttings produced from previous drill programs, as well as the collection of extensive hydrogeological, groundwater and metallurgical samples.

Metallurgical Testing

During the second quarter of 2022, the Company substantially completed metallurgical test work intended to define the mechanical components for the Phoenix Plant (see press release dated August 3, 2022). The test work was initiated in April 2021 at the Saskatchewan Research Council (‘SRC’) laboratories in Saskatoon. The test work consisted of bench-scale lab tests using uranium bearing solution (‘UBS’) that was previously produced from lab-scale leaching of core samples from the Phoenix deposit. These samples are intended to representative of what is expected to be recovered from the ISR wellfield planned for Phoenix (see press release dated August 4, 2021).

The results of the metallurgical test work completed to date are highlighted by the following:

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The UBS from the high-grade Phoenix deposit was processed using simple chemical precipitation stages to remove certain elements prior to the yellowcake precipitation circuit.
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A yellowcake product that meets uranium industry standard ASTM C967-13 specifications (see below for further details) has been precipitated in the lab.
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A high-quality effluent was obtained using typical industrial water treatment processes through pH control and precipitation.

Additionally, the metallurgical test program has provided several important inputs for the FS processes underway in relation to the planned Phoenix Plant and ISR operation, including confirmation of the following:

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The appropriateness of mechanical components for the Phoenix Plant similar to those outlined in the PFS.
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The suitability for the Phoenix Plant to process UBS head grades averaging 15 g/L uranium.
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Metallurgical recovery rates of over 95% from processing of UBS to yellowcake.
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The ability to achieve industry standards for yellowcake through drying at 110°C, indicating calcination is not required for the planned Phoenix Plant.
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The ability to produce a yellowcake product that meets industry standards without the use of ammonia and the specialized and additional processes typically associated therewith.
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The ability to meet final plant effluent quality discharge criteria for protection of the environment, which is expected to be outlined in the draft EIS planned to be submitted as part of the EA for the Project.

Additionally, extensive test work has been completed in defining any potential elements of concern, required process components, reagents, and general operating parameters necessary to mitigate processing risks and ensure the production of a yellowcake product that meets industry standards. This has allowed for the significant progression of the plant and process designs for the FS.

Additional targeted metallurgical test work continues in the following areas:

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Specialized test work to potentially further improve the effluent treatment process, optimize reagent usage and enhance overall environmental protection.
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Lab scale leaching of intact cores continues, with additional tests to further refine production recovery curves for the Phoenix ISR operation, which may allow for additional wellfield and ISR plant design optimization.
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Lab scale leaching and remediation tests of crushed core, representing different hydrogeological units within the Phoenix deposit, to determine achievable recovery, leaching rates, and remediation plans for different sections of the wellfield and to further advance the detailed design of the Phoenix Plant.

MANAGEMENT’S DISCUSSION & ANALYSIS

The laboratory work for the 2022 Metallurgical Program to support the feasibility study is being carried out at the SRC Mineral Processing and Geoanalytical Laboratories in Saskatoon, under the supervision of Wood Canada Limited (see news release dated September 22, 2021).

ASTM C967-13 Standard

ASTM C967-13 is a set of quality specifications applied to uranium ore concentrate that are generally recognized in the uranium industry for meeting requirements for refining and conversion to uranium hexafluoride and, therefore, a saleable product. Parties may, however, agree to less or more stringent specifications of product quality on a case by case basis.

Feasibility Field Test

During the second quarter of 2022, permitting activities in support of the FFT continued, and in July 2022 the Company received approval to construct and operate the Phoenix FFT (see press release dated July 12, 2022). The approval, granted by the Saskatchewan Minister of Environment, authorizes Denison to operate "pollutant control facilities" – which is typical for mining operations and allows for the management of material recovered from mineral extraction through to waste water treatment, discharge, and storage (as applicable). The approval followed a rigorous review and consultation process.

The Canadian Nuclear Safety Commission (‘CNSC’) has determined that a Nuclear Substance License is also required in order for the Company to possess and store a nuclear substance (mineralized solution containing uranium that will result from the operation of the FFT). The process to obtain this license is well advanced, and the license is expected to be received before the site preparation and commissioning activities required for the FFT are completed.

The FFT is designed to use the existing commercial-scale ISR test pattern (the ‘Test Pattern’), installed at Phoenix in 2021 (see press releases dated July 29, 2021 and October 28, 2021), to facilitate a combined assessment of the Phoenix deposit's hydraulic flow properties with the leaching characteristics that have been assessed through the metallurgical core-leach testing program.  Overall, the FFT is intended to provide further verification of the permeability, leachability, and containment parameters needed for the successful application of the ISR mining method at Phoenix and is expected to validate and inform various FS design elements – including the production and remediation profiles expected for the project.

The operation of the FFT is planned to occur in three phases: (1) the leaching phase, (2) the neutralization phase, and (3) the recovered solution management phase.

The majority of the test activities (leaching and neutralization phase) will occur within an estimated 60-day operating time frame, with the construction and placement of temporary facilities commencing approximately two months prior to the commissioning of the test facilities and initiation of the leaching phase.

The leaching phase is designed to assess the effectiveness and efficiency of the leaching process in the mineralized zone, at a depth of approximately 400 metres below the surface. The leaching phase includes the controlled injection of an acidic solution into a portion of the existing Test Pattern within the mineralized zone (the ‘Leaching Zone’) and the recovery of the solution back to the surface using existing test wells. The recovered solution from the leaching phase is expected to contain dissolved minerals, including uranium, copper, iron, molybdenum, and zinc. Once on surface, the recovered solution (up to a maximum of 500 cubic metres) will be stored temporarily in tanks in accordance with approved environmental protection containment measures.

The neutralization phase includes the recovery of the remainder of the leached mineralized solution from the Leaching Zone and is intended to verify the efficiency and effectiveness of the process for returning the Leaching Zone to near baseline conditions. During this phase, a mild alkaline (basic) solution will be injected into the Leaching Zone to neutralize the area and reverse the residual effects of the acidic solution injected during the leaching phase. The recovered solution from the neutralization phase (up to a further maximum of 500 cubic metres) will also be stored temporarily on surface in tanks in accordance with approved containment measures.

MANAGEMENT’S DISCUSSION & ANALYSIS

The recovered solution management phase involves separating the solution recovered from both the leaching phase and the neutralization phase into (i) mineralized precipitates and (ii) a neutralized treated solution. The mineralized precipitate will be temporarily stored on surface in steel tanks and the neutralized treated solution will be re-injected into a designated subsurface area.

FFT Facilities

Temporary surface facilities required to complete the FFT are planned to be installed at the Phoenix site during the third quarter of 2022. As of June 30, 2022, the procurement of necessary materials, equipment, and supplies, as well as detailed engineering of the facilities has been well advanced.

The FFT site is planned to include the following facilities and infrastructure:

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Tanker pad – for storage of tanker trucks used for delivery of reagents to site.
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Injection solution preparation module – a modular unit where groundwater will be mixed with reagents to prepare the injection solution.
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Test pattern coverall building – a tension-fabric building to be built over the test area.
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Recovered solution surge tank – the surge tank will receive recovered solution from the test wells.
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Solution storage tanks – six tanks are expected to be installed to provide a total of 1,000 cubic metres of solution storage. These tanks are designed to receive solution pumped from the recovered solution surge tank for temporary storage before separating the recovered solution into mineralized precipitates and a neutralized treated solution during the recovered solution management phase of the FFT.
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Piping – double-walled transfer piping will run from the recovered solution surge tank (next to the test wells) to the solution storage tanks.
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Recovered solution management modules – two modular units will be mobilized to site that contain equipment for managing the recovered solutions.
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Mineralized precipitate storage tanks – during the recovered solution management phase, the mineralized precipitate will be transferred into fully enclosed and lockable storage tanks. The mineralized precipitate storage tanks will be placed in a secure fenced area for temporary storage.
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Laboratory – a mobile laboratory will be located on site and equipped for bench-scale testing of samples.
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Construction / Operations Centre – a mobile office will serve as a construction office and operations centre as well as the main gate entry point for the site.
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Wash car and change room – a mobile facility will allow staff to change and wash before and after each shift at the Phoenix site.
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Perimeter fence – the entire area (~8,820 square meters) will be fenced and gated to control access and minimize interactions with wildlife.

Feasibility Study

In the third quarter of 2021, Denison announced the decision of the WRJV to advance the ISR mining operation proposed for Phoenix to the FS stage and the selection of Wood PLC as independent Lead Author.

During the first half of 2022, FS efforts related to the development of the Phoenix ISR production model and the progression of the 3D process plant model, supported by the 2022 field and metallurgical testing programs discussed above.

The completion of the FS is a critical step in the progression of the Project and is intended to advance de-risking efforts to the point where the Company and the WRJV will be able to make a definitive development decision. Key objectives of the FS include:

●
Environmental Stewardship:

Extensive planning and technical work undertaken as part of the ongoing EA, including applicable feedback from consultation efforts with various interested parties, is expected to be incorporated into the FS project designs to support our aspiration of achieving a superior standard of environmental stewardship that meets and exceeds the anticipated environmental expectations of regulators and aligns with the interests of local Indigenous communities.

●
Updated Estimate of Mineral Resources:

Mineral resources for Phoenix were last estimated in 2018. Since then, additional drilling has been completed in and around the Phoenix deposit as part of various ISR field tests, including drill holes GWR-045 and GWR-049 (see press releases dated February 16, 2022 and July 29, 2021), and exploration drilling; it is anticipated that an updated mineral resource estimate will form the basis for mine planning in the FS.

MANAGEMENT’S DISCUSSION & ANALYSIS

●
Mine Design Optimization:

FS mine design is expected to reflect the decision to adopt a freeze wall configuration for containment of the ISR well field (see press release dated December 1, 2020), as well as the results from multiple field test programs and extensive hydrogeological modelling exercises, which have provided various opportunities to optimize other elements of the Project – including well pattern designs, permeability enhancement strategies, and both construction and production schedules.

●
Processing Plant Optimization:

FS process plant design is expected to reflect the decision to increase the ISR mining uranium head-grade to 15 g/L (see press release dated August 4, 2021), as well as the results from extensive metallurgical laboratory studies designed to optimize the mineral processing aspects of the Project.

●
Class 3 Capital Cost Estimate:

The FS is also intended to provide the level of engineering design necessary to support a Class 3 capital cost estimate (AACE international standard with an accuracy of -15% /+25%), which is expected to provide a basis to confirm the economic potential of the Project highlighted in the PFS completed in 2018.

Environmental and Sustainability Activities

Environmental Assessment Activities

During the second quarter of 2022, the final third party technical assessments required for the EA were completed. The results of these assessments conclude that, through all phases of the mine life, there are no predicted significant adverse effects to people and the environment as a result of the Project.

The results of the EA technical assessments were presented by the Company to various interested parties - including the English River First Nation (‘ERFN’) and KML. The meetings were generally well attended and questions and comments focused on understanding the ISR mining method, potential environmental impacts and the opportunities for employment.

Regulatory communications also continued through the second quarter. Representatives from the Saskatchewan Ministry of Environment (‘SKMOE’) and the CNSC attended the Company’s community meetings in northern Saskatchewan.

Community Engagement Activities

During the second quarter of 2022, Denison entered into a Participation and Funding Agreement with KML, which expresses Denison’s and KML’s mutual commitment to the co-development of an agreement supporting the advancement of the ISR uranium mining operation planned for the Wheeler River Project. The Participation Agreement builds on an existing letter agreement between Denison and KML with respect to the support of KML's contributions to, and participation in, the Federal and Provincial EA process for the Wheeler River Project. Additionally, Denison and KML have entered into an Exploration Agreement in respect of Denison's exploration and evaluation activities within KML's land and occupancy area.

MINERAL PROPERTY EXPLORATION

During the three and six months ended June 30, 2022, Denison’s share of exploration expenditures was $1,060,000 and $3,626,000 respectively, (June 30, 2021 – $528,000 and $1,876,000). The increase in exploration expenditures in the three and six months ended June 30, 2022 compared to the prior year was due to an increase in winter exploration activities.

Exploration spending in the Athabasca Basin is generally seasonal in nature, resulting in increased field activity during the winter exploration season (January to mid-April) and summer exploration season (June to mid-October).

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table summarizes the exploration activities completed during the first half of 2022.

EXPLORATION ACTIVITIES
Property	Denison’s ownership	Drilling in metres (m)(1)	Other activities
Candle	45.08%(2)	-	Geophysical Survey
Crawford Lake	100.00%	-	Geophysical Survey
Darby	60.10%(3)	-	Geophysical Survey
Ford Lake	100.00%	3,341 (7 holes)	-
Johnston Lake	100.00%	-	Geophysical Survey
Moon Lake South	75.00%	-	Geophysical Survey
Waterbury	66.90%	-	Geophysical Survey
McClean Lake	22.50%	5,862 (23 holes)	-
Midwest	25.17%	-	Geophysical Survey
Waterfound	24.68%(4)	4,653 (8 holes)	Geophysical Survey
Wolly	21.32%(5)	2,037 (9 holes)	Geophysical Survey

Total		15,893 (47 holes)

(1)
The Company reports total exploration metres drilled and the number of holes that were successfully completed to their target depth.
(2)
Represents Denison’s ownership position as at December 31, 2021. Denison’s JV partners have elected not to fund their 54.92% share of the 2022 exploration program, operated by Denison. Accordingly, Denison’s ownership share will increase.
(3)
Represents Denison’s ownership position as at December 31, 2021. Denison’s JV partners have elected not to fund their 39.90% share of the 2022 exploration program, operated by Denison. Accordingly, Denison’s ownership share will increase.
(4)
Denison’s effective ownership interest as at March 31, 2022, including an indirect 12.90% ownership interest held through Denison’s 50% ownership of JCU.
(5)
Represents Denison’s ownership position at December 31, 2021. Denison has elected not to fund its 21.32% share of the 2022 exploration program implemented by the operator, Orano Canada. Accordingly, Denison’s ownership share will decrease.

The Company’s land position in the Athabasca Basin, as at June 30, 2022, is illustrated in the figure below. The Company’s Athabasca land package did not change during the second quarter of 2022, remaining at 296,661 hectares (211 claims). The land position reported by the Company excludes the land positions held by JCU.

MANAGEMENT’S DISCUSSION & ANALYSIS

Wheeler River Exploration

Denison’s share of exploration costs at Wheeler River during the three and six months ended June 30, 2022 were $37,000 and $148,000 respectively (June 30, 2021 - $186,000 and $446,000)

Exploration field work at Wheeler River is planned to begin late in the third quarter of 2022. During the three and six months ended June 30, 2022, exploration work related to Wheeler River included desktop analysis and interpretation of the results of the 2021 exploration program, reporting on 2020 and 2021 exploration activities, and detailed planning of the 2022 exploration drilling program – which is expected to include an estimated 6,700 metres in approximately 13 drill holes. The program is currently expected to be focused at the M Zone and Gryphon South target areas, where previous exploration drilling in each area identified alteration, elevated radioactivity, and geochemical enrichment that may be indicative of a potentially uranium mineralized system.

Exploration Pipeline Properties

During the first half of 2022, exploration field programs were carried out at eleven of Denison’s pipeline properties (seven operated by Denison) and Denison’s share of exploration costs for these properties for the three and six months ended June 30, 2022 were $851,000 and $3,139,000 respectively (June 30, 2021 - $258,000 and $1,108,000).

Field work completed in the second quarter consisted of property-scale Z-Tipper Axis Electromagnetic (‘ZTEM’) surveys at the Company’s Johnston Lake, Candle, and Darby properties. The surveys were designed to develop property-scale conductivity models that are expected to provide valuable insight into the underlying basement geology of each property. In addition, the 2022 summer diamond drilling program was initiated at the Orano Canada-operated Waterfound River project to test for the potential extension of mineralization discovered during the 2022 winter exploration drilling program (see Denison press release dated March 29, 2022).

The Company continues to review, prioritize and rationalize its Athabasca Basin exploration portfolio with the objective of continuing to explore its highest priority projects, with the potential to deliver significant and meaningful new discoveries.

Candle

A property-scale ZTEM survey was recently completed, resulting in the collection of a total of 234 line kilometres of ZTEM data as part of a larger survey that also covered the nearby Darby and Johnston Lake properties. The survey was designed to develop a property-scale conductivity model that is expected to provide valuable insight into the underlying basement geology of each property, and which is expected to be used to develop future exploration targets on each property. Initial processing of the raw data is underway.

Crawford Lake

During the first quarter of 2022, a Small Moving Loop Electromagnetic (‘SML EM’) survey was completed on the Company’s 100%-owned Crawford Lake property to better define basement conductivity associated with the F2 conductor and generate targets for future drill testing on the project.

Darby

A property-scale ZTEM survey was recently completed, resulting in the collection of a total of 1,389 line kilometers of ZTEM data. Initial processing of the raw data is underway.

Johnston Lake

A property-scale ZTEM survey was recently completed, resulting in the collection of a total of 1,983 line kilometers of ZTEM data. Initial processing of the raw data is underway. The ZTEM data will be integrated with the results of an upcoming Magnetotelluric (‘MT’) resistivity survey, scheduled for September 2022.

Ford Lake

The Ford Lake property is located in the southeastern part of the Athabasca Basin, approximately 25 kilometres northwest of Cameco’s Key Lake Operation. During the first quarter of 2022, the Company completed an exploration drilling program, consisting of 7 holes totaling 3,341 metres, testing conductivity targets outlined by a 2021 SML EM survey. The 2022 drilling program was highlighted by hole FD-22-10, which encountered low-grade uranium mineralization grading 0.08% eU3O8 over 0.4 metres. Final geochemical analysis results are expected to be received in the third quarter.

MANAGEMENT’S DISCUSSION & ANALYSIS

Moon Lake South

Modelling and interpretation of the results of the 2022 Stepwise Moving Loop EM (‘SWML EM’) survey collected in the first quarter of 2022 was completed during the second quarter of 2022. The survey successfully resolved the position of the CR-3 conductor between lines 43S and 70S, where 2021 drilling identified low-grade mineralization in holes MS-21-02 and MS-21-06, respectively. Future drill targets were identified on each of the survey lines, with follow-up drilling tentatively planned for 2023.

Waterbury Lake

A SML EM survey was completed on the Company’s Waterbury Lake property during the first quarter of 2022 in order to evaluate the interpreted southwest extension of the Midwest structural corridor onto claim S-107359 at the southern end of the property. No active field work was completed on the Waterbury Lake project during the second quarter of 2022. The planned 2022 exploration drilling program is expected to begin in early August, with a total of approximately 2,500 metres in 8 to 10 drill holes.

McClean Lake

The McClean Lake property is operated by Orano Canada and is host to the McClean Lake Mill and several unmined uranium deposits, including Caribou, Sue D, Sue E (partially mined out) and the McClean North and South pods. A diamond drilling program consisting of 23 drill holes totaling 5,862 metres was completed at the McClean South target area during the first quarter of 2022. Final geochemical results from the 2022 program are expected to be received in the third quarter.

Midwest

The Midwest property is operated by Orano Canada and is host to the high-grade Midwest Main and Midwest A uranium deposits which lie along strike and within six kilometres of the THT and Huskie deposits on Denison’s 67.01% owned Waterbury Lake project. The Midwest and Waterbury deposits are all located in close proximity to existing uranium mining and milling infrastructure – including provincial highways, powerlines, and Denison’s 22.5% owned McClean Lake mill.

The 2022 exploration program consisted of 4.0 kilometres of Moving Loop Transient Electromagnetic (‘ML-TEM’) data collected in two survey lines. The survey results confirm the apparent dextral offset in the Midwest conductor, which will have implications when generating drill targets for future exploration programs.

Waterfound River

The Waterfound River project (‘Waterfound’) is operated by Orano Canada. Denison has an effective 24.68% ownership interest in the project, including its 11.78% direct interest and 12.90% indirect interest from its 50% ownership of JCU.

On March 29, 2022, Denison reported the discovery of multiple new high-grade intercepts of unconformity-hosted uranium mineralization in the final three drill holes completed during the winter 2022 exploration program. The results were highlighted by drill hole WF-68, which returned a broad zone of uranium mineralization, including a peak interval of 5.91% eU3O8 over 3.9 metres, located approximately 800 metres west of the Alligator Zone. The newly identified mineralization remains open along strike in both directions and additional drilling to test the extent of mineralization is expected to be completed during the planned summer exploration drilling program.

In response to the high-grade mineralization that was discovered during the winter program, the Waterfound Joint Venture management committee recently approved a plan to expand the scope of the summer exploration drilling program from 4 drill holes to 8 drill holes, with an anticipated total of 4,000 metres. The 2022 summer drilling program was initiated in June and is expected to continue into August.

Wolly

The Wolly project is operated by Orano Canada. The 2022 Wolly exploration drilling program was completed in the first quarter of 2022, consisting of 2,037 metres of diamond drilling in nine completed drill holes. Final geochemical results are expected to be received in the third quarter.

Denison elected not to fund the 2022 exploration program at Wolly and as a result the Company’s ownership interest will decrease.

MANAGEMENT’S DISCUSSION & ANALYSIS

GENERAL AND ADMINISTRATIVE EXPENSES

During the three and six months ended June 30, 2022, total general and administrative expenses were $2,759,000 and $6,823,000, respectively (June 30, 2021 - $2,362,000 and $4,987,000). These costs are mainly comprised of head office salaries and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses, project costs, and all other costs related to operating a public company with listings in Canada and the United States. The increase in general and administrative expenses during the current three and six month periods, compared to the prior year, was predominantly driven by an increase in employee costs due to an increase in headcount, an increase in non-cash share-based compensation expense driven by the impact of the Company’s increased share price and share price volatility on the valuation of share-based compensation awarded in 2021 and 2022, as well as an increase in cash bonus expense.

OTHER INCOME AND EXPENSES

During the three and six months ended June 30, 2022, the Company recognized a loss of $7,481,000 and a gain of $45,164,000 in other income and expenses, respectively (June 30, 2021 – gains of $6,348,000 and $4,307,000).

The main drivers of other income/expense are as follows:

Fair value gains or losses on uranium investments

During 2021, the Company acquired 2,500,000 pounds of U3O8 for an aggregate purchase price of $91,674,000 (weighted average cost of $36.67 (US$29.66) per pound U3O8 including purchase commissions of $0.05 (US$0.04) per pound U3O8) to be held as a long-term investment to strengthen the Company’s balance sheet and potentially enhance its ability to access future project financing in support of the future advancement and/or construction of Wheeler River. Given that this material is held for long-term capital appreciation, the Company’s holdings are measured at fair value, with changes in fair value between reporting dates recorded through profit and loss. During the three months ended June 30, 2022, the spot price of U3O8 decreased from $72.35 (US$57.90) per pound U3O8 as at March 31, 2022, to $65.08 (US$50.50) per pound U3O8, at June 30, 2022, resulting in a fair value of the Company’s uranium investments of $162,693,000 and mark-to-market loss for the three months ended June 30, 2022 of $18,177,000 (June 30, 2021 – fair value gain of $7,534,000). During the six months ended June 30, 2022 the spot price of U3O8 increased from $53.25 (US$42.00) per pound U3O8 at December 31, 2021, to $65.08 (US$50.50) per pound U3O8, at June 30, 2022, resulting in a mark-to-market gain for the six months ended June 30, 2022 of $29,579,000 (June 30, 2021 – fair value gain of $7,534,000).

Fair value gains or losses on share purchase warrants

In February and March 2021, Denison completed two equity offerings involving the issuance of units, which were comprised of one common share and one half of a common share purchase warrant. Each full warrant entitles the holder to acquire one common share of the Company at a pre-determined exercise price for 24 months after issuance. The exercise prices for the share purchase warrants are denominated in US dollars, which differs from Company’s Canadian dollar functional currency, and therefore the warrants are classified as a non-cash derivative liability, rather than equity, on the Company’s statement of financial position.

At the date of issuance of the units, the gross proceeds of each offering were allocated between the common shares and the common share purchase warrants issued using the relative fair value basis approach, and the amount related to the warrants was recorded as a non-current derivative liability. At each period end until the common share purchase warrants are exercised or expire, the warrants are revalued with the revaluation gains or losses recorded in other income and expense.

During the three and six months ended June 30, 2022 the Company recorded fair value gains of $17,217,000 and $16,733,000, respectively (June 30, 2021 – fair value losses of $4,268,000 and $5,832,000). The fair value gains in the current three and six month periods was predominantly driven by the decrease in Company’s share price during the respective periods.

Fair value gains or losses on portfolio investments

During the three and six months ended June 30, 2022, the Company recognized losses on investments carried at fair value of $9,261,000 and $4,986,000 (June 30, 2021 – gains of $5,233,000 and $5,142,000). Gains and losses on investments carried at fair value are driven by the closing share price of the related investee at the end of the quarter.

MANAGEMENT’S DISCUSSION & ANALYSIS

Gain on receipt of proceeds from Uranium Industry a.s (‘UI’)

In November 2015, the Company sold all of its mining assets and operations located in Mongolia to UI for cash consideration of USD$1,250,000 and the rights to receive additional contingent consideration of up to USD$12,000,000. In September 2016, the Mineral Resources Authority of Mongolia formally issued mining license certificates for the Mongolian projects, triggering Denison’s right to receive contingent consideration of USD$10,000,000 (collectively, the ‘Mining License Receivable’). The original due date for payment of the Mining License Receivable by UI was November 16, 2016, which payment was not made. The Company’s receivable, and the interest thereon, is fully provided for.

In December 2017, the Company commenced arbitration proceedings and the final award was rendered by an arbitration panel on July 27, 2020, with the panel finding in favour of Denison and ordering UI to pay the Company USD$10,000,000 plus interest at a rate of 5% per annum from November 16, 2016, plus certain legal and arbitration costs.

In January 2022, the Company executed a Repayment Agreement with UI pursuant to which the parties negotiated the repayment of the debt owing from UI to Denison. Under the terms of the Repayment Agreement, UI has agreed to make scheduled payments on account of the arbitration award, plus additional interest and fees, through a series of quarterly installments and annual milestone payments, until December 31, 2025. The total amount due to Denison under the Repayment Agreement, including amounts received to date in 2022, is approximately US$16,000,000, inclusive of additional interest to be earned over the term of the agreement at a rate of 6.5% per annum. The Repayment Agreement includes customary covenants and conditions in favour of Denison, including certain restrictions on UI’s ability to take on additional debt, in consideration for Denison’s deferral of enforcement of the arbitration award while UI is in compliance with its obligations under the Repayment Agreement.

During the three and six months ended June 30, 2022, the Company received US$100,000 and US$2,200,000 from UI, of which a portion relates to reimbursement of legal and other expenses incurred by Denison, resulting in the recognition of a gain of $127,000 and $2,713,000, respectively (June 30, 2021 - $nil and $nil).

Fair value gains or losses on warrants on investments

In October 2021, the Company sold (1) 32,500,000 common shares of GoviEx Uranium Inc. (‘GoviEx’) and (2) 32,500,000 GoviEx Warrants (‘GoviEx Warrants’) for combined gross proceeds of $15,600,000. The gross proceeds were allocated to the GoviEx shares and GoviEx Warrants based on their relative fair values at the time of sale, resulting in allocated proceeds of $12,826,000 for the share sale and $2,774,000 for the GoviEx Warrants. The original cost of the shares was $2,698,000.

The GoviEx Warrants entitle the holder to acquire from Denison one common share of GoviEx owned by Denison for $0.80 during the 18 month life of the warrant (until April 2023) and are accounted for as a derivative liability. At each period end until the GoviEx Warrants are exercised or expire the warrants are revalued and the revaluation gains and losses are recorded in other income and expense.

During the three and six months ended June 30, 2022, the Company recorded a fair value gains on the GoviEx Warrants of $2,308,000 and $1,170,000 (June 30, 2021 - $nil and $nil). The fair value gains in the current periods are predominantly driven by a decrease in share price of GoviEx from the prior period ends.

Foreign exchange gains or losses

During the three and six months ended June 30, 2022, the Company recognized FX gains of $487,000 and $287,000 respectively (June 30, 2021 – FX losses of $2,059,000 and $1,618,000). The increase in FX gains in the current year is predominantly driven by the impact of the increase in the US dollar to Canadian dollar exchange rate on the US dollar denominated cash and payables balances.

EQUITY SHARE OF INCOME FROM JOINT VENTURES

On August 3, 2021, Denison completed the acquisition of 50% of JCU from UEX Corporation (‘UEX’) for cash consideration of $20,500,000 plus transaction costs of $1,356,000 (the ‘JCU Acquisition’).

JCU is a private company that holds a portfolio of twelve uranium project joint venture interests in Canada, including a 10% interest in Denison’s 90% directly-owned Wheeler River project, a 30.099% interest in the Millennium project (Cameco, 69.901%), a 33.8118% interest in the Kiggavik project (Orano Canada, 66.1882%), and a 34.4508% interest in the Christie Lake Project (UEX, 65.5492%). At June 30, 2022, Denison holds a 50% interest in JCU and shares joint control. Accordingly, this joint venture is accounted for using the equity method.

MANAGEMENT’S DISCUSSION & ANALYSIS

During the three and six months ended June 30, 2022, the Company recorded its equity share of losses from JCU of $812,000 and $1,304,000 (June 30, 2021 - $nil and $nil). The Company records its share of income or loss from JCU one month in arrears, based on the most available financial information, adjusted for any subsequent material transactions that have occurred.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $56,839,000 at June 30, 2022 (December 31, 2021 – $63,998,000).

The decrease in cash and cash equivalents of $7,159,000 was predominantly due to net cash used for operations of $13,329,000, and net cash used in investing activities of $3,206,000, partially offset by net cash provided by financing activities of $9,065,000.

Net cash used in operating activities of $13,329,000 was predominantly due to the net loss for the period, adjusted for non-cash items and changes in working capital items.

Net cash used in investing activities of $3,206,000 was mainly due to the acquisition of an office building in Saskatoon, as well as equipment purchases related to the FFT, slightly offset by a decrease in restricted cash. The decrease in restricted cash is due to the decrease in the pledged cash required to maintain the Letters of Credit facility with the Bank of Nova Scotia, as well as cash calls from the Elliot Lake reclamations trust, offset by the Company’s annual funding of the Elliot Lake reclamation trust fund.

Net cash provided by financing activities of $9,065,000 was from the net proceeds from the Company’s At-the-Market (‘ATM’) equity program, as well as stock option exercises. See below for further details regarding the ATM.

In September 2021, the Company filed a short form base shelf prospectus (‘2021 Base Shelf Prospectus’) with the securities regulatory authorities in each of the provinces and territories in Canada and in the United States. The 2021 Base Shelf Prospectus relates to the public offering for sale of securities, in amounts, at prices, and on terms to be determined based on market conditions at the time of sale and as set forth in the 2021 Shelf Prospectus and pursuant to a prospectus supplement, for an aggregate offering amount of up to $250,000,000 during the 25 month period beginning on September 16, 2021.

Also in September 2021, Denison entered into an equity distribution agreement providing for an ATM equity offering program (‘2021 ATM Program’), qualified by a prospectus supplement to the 2021 Base Shelf Prospectus. The 2021 ATM Program will allow Denison, through its agents, to, from time to time, offer and sell, in Canada and the United States, such number of common shares as would have an aggregate offering price of up to US$50,000,000.

During the three and six months ended June 30, 2022, the Company issued 89,000 and 4,238,600 shares under the 2021 ATM Program. The common shares were issued at an average price of $2.02 per share for aggregate gross proceeds of $8,563,000. The Company also recognized issue costs of $271,000 related to its ATM share issuances which includes $171,000 of commissions and $100,000 in other costs. Since launching the 2021 ATM Program, the Company has issued 8,078,900 shares under the ATM for aggregate gross proceeds of $16,538,000.

Also during the three and six months ended June 30, 2022, the Company received share issue proceeds of $119,000 and $807,000 related to the issuance of 122,000 and 1,100,000 shares, respectively, upon the exercise of employee stock options.

Use of Proceeds

February 2021 Unit Financing

As disclosed in the Company’s prospectus supplement to the 2020 Base Shelf Prospectus dated February 16, 2021 (‘February 2021 Prospectus Supplement’), the net proceeds of the equity financing from February 2021 were expected to be utilized to fund Wheeler River evaluation and detailed project engineering activities as well as general, corporate and administrative expenses. During 2021, a portion of the proceeds of this financing was utilized to fund Denison’s acquisition of 50% of JCU. The Company’s use of the remainder of the net proceeds was in line with the uses disclosed in the February 2021 Prospectus Supplement.

March 2021 Unit Financing

As disclosed in the Company’s prospectus supplement to the 2020 Base Shelf Prospectus dated March 17, 2021 (‘March 2021 Prospectus Supplement’), the majority of the net proceeds of the equity financing from March 2021 were expected to be utilized to purchase physical uranium in the uranium spot market, with a target of acquiring approximately 2,500,000 pounds of U3O8, as well as general, corporate and administrative expenses, including storage costs for the purchased uranium.

MANAGEMENT’S DISCUSSION & ANALYSIS

During 2021, the Company acquired 2,500,000 pounds of U3O8 with a total cost of $91,674,000. The remainder of the net proceeds of this financing will be utilized for general, corporate, and administrative expenses, in line with the use of proceeds disclosed in the March 2021 Prospectus Supplement.

2021 Flow Through Financing

As at June 30, 2022, the Company has spent $5,381,000 towards its obligation to spend $8,000,000 on eligible Canadian exploration expenditures as a result of the issuance of common shares on a flow-through basis in March 2021. The remainder is expected to be completed as part of the 2022 summer exploration programs planned for the Company’s Wheeler River, Johnston Lake, and Waterbury Lake properties.

2021 ATM Program Financing

As disclosed in the Company’s prospectus supplement to the 2021 Base Shelf Prospectus dated September 28, 2021 (‘September 2021 Prospectus Supplement’), the net proceeds raised under the 2021 ATM Program were expected to be utilized to potentially fund Wheeler River evaluation and detailed project engineering, long lead project construction items, as well as general, corporate and administrative expenses, subject to the actual amount raised. During the period from the launch of the 2021 ATM Program in September 2021 to June 30, 2022, the Company’s use of proceeds from this offering was in line with that disclosed in the September 2021 Prospectus Supplement.

Revolving Term Credit Facility

On January 21, 2022, the Company entered into an agreement with the Bank of Nova Scotia (‘BNS’) to extend the maturity date of the Company’s credit facility to January 31, 2022 (‘2022 Credit Facility’). At that time, under the 2022 Credit Facility, the Company continued to have access to letters of credit of up to $24,000,000, which was fully utilized for non-financial letters of credit in support of reclamation obligations. All other terms of the credit facility (tangible net worth covenant, pledged cash, investments amount and security for the facility) remained unchanged by the amendment – including the requirement to provide $9,000,000 in cash collateral on deposit with BNS to maintain the 2022 Credit Facility.

In January 2022, the CNSC approved an amendment to the operating license for the MLJV and MWJV operations, which allows for the expansion of the McClean Lake TMF, along with the associated revised Preliminary Decommissioning Plan (‘PDP’) and cost estimate. Under the updated plan, the Company’s pro rata share of the financial assurances required to be provided to the Province of Saskatchewan decreased from $24,135,000 to $22,972,000.

As a result of this decrease in the financial assurances required for the MLJV reclamation obligation, the Company entered into a further amendment with respect to the 2022 Credit Facility in April 2022. This amendment reduced the maximum letters of credit available under the 2022 Credit Facility to $22,972,000, which is fully utilized for non-financial letters of credit in support of reclamation obligations. Concurrently, the cash collateral on deposit with BNS to maintain the 2022 Credit Facility was reduced from $9,135,000 to $7,972,000, which resulted in the release of $1,163,000 in previously restricted cash back to the Company. All other terms of the credit facility (tangible net worth covenant, investments amount and security for the facility) remain unchanged by this further amendment.

TRANSACTIONS WITH RELATED PARTIES

Uranium Participation Corporation

Until July 19, 2021, Denison served as the manager of UPC, a publicly traded company listed on the TSX that invested in U3O8 and uranium hexafluoride (‘UF6’). The Company had no ownership interest in UPC but received fees for management services it provided and commissions from the purchase and sale of U3O8 and UF6 by UPC.

In April 2021, UPC announced that it had entered into an agreement with Sprott to convert UPC into the Sprott Physical Uranium Trust. This transaction closed on July 19, 2021, and the MSA between Denison and UPC was terminated.

The MSA between the Company and UPC entitled Denison to receive the following management fees from UPC: a) a base fee of $400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of $100 million and up to and including $500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of $500 million;

MANAGEMENT’S DISCUSSION & ANALYSIS

c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

As a result of the termination of the MSA in 2021 Denison received a termination payment from UPC of $5,848,000.

The following amounts were earned from UPC for the periods ended:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
(in thousands)	2022	2021	2022	2021

Management Fee Revenue
Base and variable fees	$-	$571	$-	$1,046
Discretionary fees	-	210	-	350
Commission fees	-	697	-	697
	$-	$1,478	$-	$2,093

Korea Electric Power Corporation (‘KEPCO’)
Denison and Korea Hydro Nuclear Power Canada (‘KHNP Canada’) (which is an indirect subsidiary of KEPCO through Korea Hydro Nuclear Power (‘KHNP’)) are parties to the KHNP Strategic Relationship Agreement, which provides for a long-term collaborative business relationship between the parties and includes a right of KHNP Canada to nominate one representative to Denison’s Board of Directors provided that its shareholding percentage is at least 5%.

KHNP Canada is also the majority member of Korea Waterbury Uranium Limited Partnership (‘KWULP’). KWULP is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation (‘WLUC’) and Waterbury Lake Uranium Limited Partnership (‘WLULP’), entities whose key asset is the Waterbury Lake property.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
(in thousands)	2022	2021	2022	2021

Salaries and short-term employee benefits	$(545)	$(494)	$(2,168)	$(1,537)
Share-based compensation	(825)	(737)	(1,648)	(1,057)
	$(1,370)	$(1,231)	$(3,816)	$(2,594)

The increase in salaries and short-term employee benefits awarded to key management is predominantly driven by an increase in bonus expense as well as an increase in headcount.

The Company recognizes the accounting value of stock-based compensation over the vesting period. During the first quarter of 2021, the Company’s increased share price and share price volatility resulted in an increased accounting valuation for the awards granted late in the quarter ended March 31, 2021. The increase in share-based compensation in the six months ended June 30, 2022 is due to the fact that the current quarter includes the recognition of a full six months vesting expense for these awards, while the prior period includes only four months of the vesting expense.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

MANAGEMENT’S DISCUSSION & ANALYSIS

OUTSTANDING SHARE DATA

Common Shares

At August 4, 2022, there were 818,375,150 common shares issued and outstanding and a total of 891,009,609 common shares on a fully-diluted basis.

Stock Options and Share Units

At August 4, 2022, the Company had 9,594,395 Denison stock options, and 8,033,589 share units outstanding.

Share Purchase Warrants

At August 4, 2022, there were 55,006,475 share purchase warrants outstanding, including 15,791,475 share purchase warrants with a US$2.00 strike price and a February 2023 expiry, and 39,215,000 share purchase warrants with a US$2.25 strike price and a March 2023 expiry.

OUTLOOK FOR 2022

Refer to the Company’s annual MD&A for the year ended December 31, 2021 and the MD&A for the three months ended March 31, 2022 for a detailed discussion of the previously disclosed 2022 budget and outlook.

During the second quarter of 2022, the Company made minor changes to its outlook for income from mineral sales to reflect the actual net proceeds received from the Company’s sale of its share of production from the 2021 SABRE test mining program at McClean Lake.

The Company also increased its outlook for evaluation expenditures by $2,276,000 during the second quarter. The change reflects an increase in costs related to the FFT, including financial assurances required to be provided to the Province of Saskatchewan as part of the FFT permitting process, as well as certain adjustments to expected equipment and operating costs for the test. In addition, the outlook for the costs associated with agreement negotiation and finalization with Interested Parties was increased reflecting the costs associated with recently executed agreements. The outlook for JCU cash contributions has also been increased accordingly, to reflect the impact of the increase in Wheeler River evaluation costs on the Company’s 5% ownership interest in Wheeler River held through JCU.

During the second quarter the Company also increased its outlook for exploration expenditures by $290,000 predominantly due to decision to purchase, rather than rent, an exploration camp at the Johnston Lake property to support exploration work planned for future years.

Finally, the outlook for Corporate and Administration was decrease by $415,000 in order to reflect the impact of increased interest rates on the interest earned on the Company’s cash and restricted cash balances, as well as the payments that have been received from UI, slightly offset by an increase in cash bonuses paid out in 2022.

MANAGEMENT’S DISCUSSION & ANALYSIS

(in thousands)	PREVIOUS 2022 OUTLOOK	CURRENT 2022 OUTLOOK	Actual to June, 2022(2)
Mining Segment
Mineral Sales	2,775	2,736	2,736
Development & Operations	(1,704)	(1,704)	(789)
Exploration	(7,213)	(7,503)	(3,706)
Evaluation	(23,544)	(25,820)	(11,673)
JCU Cash Contributions	(859)	(964)	-
	(30,545)	(33,255)	(13,432)
Closed Mines Segment
Closed Mines Environmental Services	1,185	1,185	477
	1,185	1,185	477
Corporate and Other Segment
Corporate Administration & Other	(9,477)	(9,032)	(5,014)
	(9,477)	(9,032)	(5,014)
Total(1)	$ (38,837)	$ (41,102)	$ (17,969)
Notes:
1.
Only material operations shown.
2.
The budget is prepared on a cash basis. As a result, actual amounts represent a non-GAAP measure. Compared to segment loss as presented in the Company’s unaudited interim consolidated financial statements for the six months ended June 30, 2022, actual amounts reported above includes capital additions of $3,712,000, $2,704,000 in repayments from UI, and excludes $271,000 net impact of non-cash items and other adjustments.

ADDITIONAL INFORMATION

SIGNIFICANT ACCOUNTING POLICIES

QUALIFIED PERSON

David Bronkhorst, P.Eng., Denison’s Vice President Operations, who is a ‘Qualified Person’ within the meaning of this term in NI 43-101, has prepared and/or reviewed and confirmed the scientific and technical disclosure pertaining to the Company’s evaluation programs.

Andy Yackulic, P.Geo., Denison’s Director Exploration, who is a ‘Qualified Person’ within the meaning of this term in NI 43-101, has prepared and/or reviewed and confirmed the scientific and technical disclosure pertaining to the Company’s exploration programs.

For more information regarding each of Denison’s material projects discussed herein, you are encouraged to refer to the applicable technical reports available on the Company’s website and under the Company’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml):

●
For the Wheeler River project, the ‘Prefeasibility Study Report for the Wheeler River Uranium Project Saskatchewan, Canada’ dated October 30, 2018;
●
For the Waterbury Lake project, ‘Preliminary Economic Assessment for the Tthe Heldeth Túé (J Zone) Deposit, Waterbury Lake Property, Northern Saskatchewan, Canada’ with an effective date of October 30, 2020;
●
For the Midwest project, ‘Technical Report with an Updated Mineral Resource Estimate for the Midwest Property, Northern Saskatchewan, Canada’ dated March 26, 2018; and
●
For the McClean Lake project, (A) the ‘Technical Report on the Denison Mines Inc. Uranium Properties, Saskatchewan, Canada’ dated November 21, 2005, as revised February 16, 2006, (B) the ‘Technical Report on the Sue D Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada’ dated March 31, 2006, and (C) the ‘Technical Report on the Mineral Resource Estimate for the McClean North Uranium Deposits, Saskatchewan’ dated January 31, 2007.

MANAGEMENT’S DISCUSSION & ANALYSIS

ASSAY PROCEDURES AND DATA VERIFICATION

The Company reports preliminary radiometric equivalent grades (‘eU3O8’), derived from a calibrated down-hole total gamma probe, during or upon completion of its exploration programs and subsequently reports definitive U3O8 assay grades following sampling and chemical analysis of the mineralized drill core. Uranium assays are performed on split core samples by the Saskatchewan Research Council (‘SRC’) Geoanalytical Laboratories using an ISO/IEC 17025:2005 accredited method for the determination of U3O8 weight %. Sample preparation involves crushing and pulverizing core samples to 90% passing -106 microns. The resultant pulp is digested using aqua-regia and the solution analyzed for U3O8 weight % using ICP-OES. Geochemical results from composite core samples are reported as parts per million (‘ppm’) obtained from a partial HNO3:HCl digest with an ICP-MS finish. Boron values are obtained through NaO2/NaCO3 fusion followed by an ICP-OES finish. All data are subject to verification procedures by qualified persons employed by Denison prior to disclosure. For further details on Denison’s sampling, analysis, quality assurance program and quality control measures and data verification procedures please see Denison's Annual Information Form dated March 25, 2022 available on the Company’s website and filed under the Company's profile on SEDAR (www.sedar.com) and in its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this MD&A contains forward-looking information pertaining to the following: Denison’s plans and objectives for 2022 and beyond, including the proposed use of proceeds of equity financings; the estimates of Denison's mineral reserves and mineral resources; exploration, development and expansion plans and objectives, including Denison’s planned engineering, environmental assessment and other evaluation programs, the results of, and estimates and assumptions within, the PFS, and statements regarding anticipated budgets, fees, expenditures and timelines; expectations regarding Denison’s community engagement activities and related agreements and the anticipated continuity thereof; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; expectations regarding adding to its mineral reserves and resources through acquisitions or exploration; expectations regarding the toll milling of Cigar Lake ores; expectations regarding revenues and expenditures from its Closed Mines operations; and the annual operating budget and capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison's share of same. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the results of the Denison’s studies, including the PFS, trade-off study, and field work, may not be maintained after further testing or be representative of actual mining plans for the Phoenix deposit after further design and studies are completed. In addition, Denison may decide or otherwise be required to discontinue testing, evaluation and development work at Wheeler River or other projects or its exploration plans if it is unable to maintain or otherwise secure the necessary resources (such as testing facilities, capital funding, regulatory approvals, etc.) or operations are otherwise impacted by global and local supply disruptions.

Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 25, 2022 under the heading ‘Risk Factors’. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this MD&A. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

MANAGEMENT’S DISCUSSION & ANALYSIS

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources and Probable Mineral Reserves: This MD&A may use the terms 'measured', 'indicated' and 'inferred' mineral resources. United States investors are advised that while such terms have been prepared in accordance with the definition standards on mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 Mineral Disclosure Standards (‘NI 43-101’) and are recognized and required by Canadian regulations, these terms are not defined under Industry Guide 7 under the United States Securities Act and, until recently, have not been permitted to be used in reports and registration statements filed with the United States Securities and Exchange Commission (‘SEC’). 'Inferred mineral resources' have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.  In addition, the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” for the purposes of NI 43-101 differ from the definitions and allowable usage in Industry Guide 7.

Effective February 2019, the SEC adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act and as a result, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Standards, as required under NI 43-101. However, information regarding mineral resources or mineral reserves in Denison’s disclosure may not be comparable to similar information made public by United States companies.